Exhibit 99.1

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

CMB.TECH ANNOUNCES Q1 2026 RESULTS

FIRING ON ALL CYLINDERS

ANTWERP, Belgium, 19 May 2026 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) reported its unaudited financial results today for the first quarter ended 31 March 2026.

HIGHLIGHTS

Financial highlights:

o	Profit for the period of USD 368.8 million in Q1 2026.
o	EBITDA for the same period was USD 558.3 million.
o	CMB.TECH’s contract backlog increased to USD 3.26 billion with the addition of 1 x 5-year Suezmax time charter and extension of 2 x Suezmax time charters by one year to a 10-year time charter each (with a profit split).
o	Intention to distribute an amount of USD 0.64 per share.

Fleet highlights:

o	Delivery of 7 newbuilding vessels (Q1 + Q2 to date):
°	Newcastlemaxes: Mineral Latvija
°	VLCCs: Eburones, Menapii
°	Suezmaxes: Cap Grace, Cap Joseph
°	Chemical tanker: Bochem Callao
°	CSOV: Windcat Haarlem

o	Previously announced sale of 8 VLCCs: Daishan (2007, 306,005 dwt), Hirado (2011, 302,550 dwt), Ilma (2012, 314,000 dwt), Ingrid (2012, 314,000 dwt), Hojo (2013, 302,965 dwt), Dia (2015, 299,999 dwt), Antigone (2015, 299,421 dwt), and Aegean (2016, 299,999 dwt).
o	Previously announced sale of Capesize vessels Golden Magnum (2009, 179,790 dwt), and Belgravia (2009, 169,390 dwt).
o	Sale of Suezmax Sienna (2007 - 150,205 dwt). The sale will generate a gain of USD 29.2 million and is expected to be recognised upon delivery in the second quarter of 2026.

For the first quarter of 2026, the company realised a net gain of USD 368.8 million or USD 1.27 per share (first quarter 2025: a net gain of 40.4 USD million or USD 0.23 per share). EBITDA (a non-IFRS measure) for the same period was USD 558.3 million (first quarter 2025: USD 158.4 million).

“CMB.TECH is firing on all cylinders. We are reaping the benefits of a red-hot tanker market through a mix of sales of older vessels at stellar prices, a historically high spot market and the addition of lucrative long-term charters. At the same time, the dry bulk market is powering on in all segments, but specifically Capesizes and Newcastlemaxes. Our spot results have been strong during Q1 and will be even stronger in Q2. With HFO prices up by 50%, we manage to extract more profit from the going market rates thanks to our very modern and super eco fleet. Last but not least, our offshore energy division Windcat has been able to fix two of its CSOVs at excellent rates, testimony to the high quality of our vessels.

We are harvesting the fruits of our hard work over the past two years: well-timed newbuilding orders, well-timed acquisitions and a market which is going our way.

We don’t know how long this Goldilocks moment will continue amidst many uncertainties surrounding global trade and a growing orderbook. But we will use the current momentum to continue to strengthen our balance sheet, pay dividends and convert some of the current market strength into longer term charters.” - Alexander Saverys, CEO CMB.TECH.

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2026	First Quarter 2025

Revenue	519,630	235,044
Other operating income	20,331	7,134

Raw materials and consumables	(1,409)	(2,809)
Voyage expenses and commissions	(104,819)	(42,404)
Vessel operating expenses	(127,487)	(61,829)
Charter hire expenses	(218)	(313)
General and administrative expenses	(27,787)	(22,847)
Net gain (loss) on disposal of tangible assets	267,354	46,451
Depreciation and amortisation	(106,571)	(55,671)
Impairment reversals	589	—

Net finance expenses	(81,697)	(64,215)
Share of profit (loss) of equity accounted investees	12,096	(51)
Result before taxation	370,012	38,490

Income tax benefit (expense)	(1,178)	1,883
Profit (loss) for the period	368,834	40,373

Attributable to:
Owners of the Company	368,834	43,998
Non-controlling interest	—	(3,625)

Earnings per share:

(in USD per share)	First Quarter 2026	First Quarter 2025

Weighted average number of shares (basic) *	290,169,769	194,216,835
Basic earnings per share	1.27	0.23

*	The number of shares issued on 31 March 2026 is 315,977,647. However, the number of shares excluding the owned shares held by CMB.TECH at 31 March 2026 is 290,169,769.

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2026	First Quarter 2025

Profit (loss) for the period	368,834	40,373
+ Net finance expenses	81,697	64,215
+ Depreciation and amortisation	106,571	55,671
+ Income tax expense (benefit)	1,178	(1,883)
EBITDA (unaudited)	558,281	158,376

EBITDA per share:

(in USD per share)	First Quarter 2026	First Quarter 2025

Weighted average number of shares (basic)	290,169,769	194,216,835
EBITDA	1.92	0.82

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

Intention of distribution

The Supervisory Board intends to approve a total distribution of USD 0.64 per share (the "Distribution"), which is proposed to be a combination of (i) an interim dividend of USD 0.20 per share (subject to 30% withholding tax, to the extent no exemption or reduction applies) and (ii) a first payment of USD 0.44 per share out of the share premium reserve (which is exempt from withholding tax).

The approval of the Distribution by the Supervisory Board is subject to, and conditional upon:

(i) the approval by the General Shareholders' Meeting of CMB.TECH, scheduled for 21 May 2026, of the agenda item relating to the distribution out of the share premium reserve; and

(ii) the completion of the corporate procedures prescribed by the Belgian Companies and Associations Code (Wetboek van vennootschappen en verenigingen / Code des sociétés et des associations) with respect to the interim dividend.

CMB.TECH will provide further information on the payment date, record date and other practical modalities of the Distribution once the Distribution is effectively approved (currently scheduled for end of May 2026), in accordance with applicable regulations.

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

	Q1 2026	Q1 2025	Quarter-to-Date Q2 2026
	USD/day	USD/day	USD/day	Fixed %
DRY BULK VESSELS
Newcastlemax average spot rate(1)	28,120	18,393	44,105	80%
Newcastlemax average time charter rate	24,114
Capesize average spot rate(1)	26,104		37,701	73%
Panamax/Kamsarmax average spot rate(1)	14,578		19,402	74%
Panamax/Kamsarmax average time charter rate	13,456
TANKERS
VLCC average spot rate (2)	70,204	35,101	182,731	81%
VLCC average time charter rate(3)	55,144	46,135
Suezmax average spot rate(1) (3)	91,849	41,391	122,147	83%
Suezmax average time charter rate	33,905	31,328
CONTAINER VESSELS
Average time charter rate	29,378	29,378
CHEMICAL TANKERS
Average spot rate(1) (2)	21,458	20,521	21,063	33%
Average time charter rate	19,306	19,306

OFFSHORE ENERGY
CSOV Average time charter rate	64,837		62,301	100%
CTV Average time charter rate	2,609	2,376	3,414	91%

1) Reporting load-to-discharge for actual TCEs, in line with IFRS 15, net of commission

(2) CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical off hire days)

(3) Including profit share where applicable

CMB.TECH FLEET DEVELOPMENTS

Commercial contracts

CMB.TECH’s contract backlog increased by USD 109 million to USD 3.26 billion:

o	1 x 5-year Suezmax time charter: Cedar (2011, 165,000 dwt)
o	Extension 2 x Suezmax time charters by one year to a 10-year time charter each: Cap Grace (2026, 156,000 dwt), Cap Joseph (2026, 156,000 dwt) (with profit split)

Sales

Following vessels were delivered to new owners in Q1 2026 - generating a total capital gain of approximately USD 267.4 million:

o	Capesize vessels Golden Magnum (2009, 179,790 dwt), and Belgravia (2009, 169,390 dwt) - capital gain of approximately USD 8.1 million in Q1 2026, based on the net sales price and book values
o	Six VLCCs: Daishan (2007, 306,005 dwt), Hirado (2011, 302,550 dwt), Hojo (2013, 302,965 dwt), Dia (2015, 299,999 dwt), Antigone (2015, 299,421 dwt), and Aegean (2016, 299,999 dwt) - capital gain of approximately USD 259.3 million in Q1 2026, based on the net sales price and book values.

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Following vessels will be delivered to new owners in Q2 2026:

o	Two VLCCs: Ilma (2012, 314,000 dwt) and Ingrid (2012, 314,000 dwt) - capital gain of approximately USD 98.2 million in Q2 2026, based on the net sales price and book values.
o	One Suezmax Sienna (2007, 150,205 dwt). The sale will generate a gain of USD 29.2 million and is expected to be recognised upon delivery in the second quarter of 2026.

Newbuilding deliveries

Delivery date	Type of vessel	Name
12 January 2026	VLCC	Eburones (2026, 319,000 dwt)
13 January 2026	Chemical tanker	Bochem Callao (2026, 25,000 dwt)
23 March 2026	VLCC	Menapii (2026, 319,000)
8 April 2026	Suezmax	Cap Grace (2026, 156,000 dwt)
27 April 2026	Suezmax	Cap Joseph (2026, 156,000 dwt)
4 May 2026	CSOV	Windcat Haarlem (2026)
11 May 2026	Newcastlemax	Mineral Latvija (2026, 210,000 dwt)

MARKET & OUTLOOK

Bocimar – Dry-Bulk Market1

The dry bulk markets entered 2026 with strong momentum, with the Baltic Dry Index averaging materially higher year-on-year in Q1 and spot earnings across major vessel classes trending well above seasonal norms. Capesize C5TC (BCI-182) time charter equivalent (TCE) earnings averaged USD 26,405 per day during Q1 2026, compared to a 10-year historical average of USD 16,350 per day[2]. Average sector earnings in the first quarter were supported by robust major bulk volumes, firm minor bulk activity, and generally tighter effective fleet supply. Continuing on a strong Q1, the Capesize C5TC (BCI-182) average for April stands at 34,920 USD/day, the strongest since April 2001 and 15,263 USD/day higher compared to April 2025 (BCI-182 recalculated basis) – and increased further up to 48,433 USD/day on 13 May.

Iron ore trade demonstrated notable resilience in Q1 2026, with seaborne volumes underpinned by stable Chinese import demand, which increased by 11.0% quarter-to-date year-on-year. Although Chinese steel production showed regional variability, consistent blast furnace utilisation rates and firm export activity continued to support demand for high-grade iron ore. Inventory levels, while elevated in absolute terms, remained within a manageable range at approximately 35 days of consumption, compared to a 2010–2025 average of around 30 days. From a dry bulk shipping perspective, Capesize demand continues to be more closely linked to production and export volumes from major mining companies rather than fluctuations in steel production. In this context, Q1 2026 production guidance from leading miners reaffirmed a constructive outlook, with Rio Tinto guiding 343–366 MMT for 2026, Vale 335–345 MMT for 2026, and Fortescue 195–205 MMT for the 2025/2026 period. In addition, the Simandou project has begun to ramp up meaningfully in early 2026, with the port stockpile increasing to above 2 MMT by the end of Q1 and seaborne shipments rising from approximately 0.6 MMT in Q1 to around 1.2 MMT in April alone, marking a clear step-change in export volumes. Furthermore, vessel activity at Morebaya port is increasing, with a growing number of Capesize vessels observed waiting and loading Simandou cargoes on a month-over-month basis.

In addition to long-haul iron ore flows, Q1 2026 Capesize demand continued to benefit from the sustained ramp-up in bauxite exports from Guinea. Seaborne bauxite volumes maintained strong momentum, increasing by 9.6 MMT year-on-year, or 14.8%. Further support for ton-mile demand has come from logistical disruptions in the Middle East. The closure of the Strait of Hormuz has effectively re-routed approximately 9% of global aluminium production, creating additional demand for both bauxite and alumina shipments over longer distances. Market speculation has re-emerged regarding the potential introduction of export restrictions in Guinea at a level of 150 MMT per annum. At this stage, such measures remain unconfirmed. Available data continues to point to robust growth, with April bauxite exports reaching 23.1 MMT, representing a year-on-year increase of 12.4%. Pending any formal policy changes, the prevailing trend remains one of expanding long-haul cargo volumes, providing continued support to Capesize utilisation and a firmer freight market.

______________________________

1 Source: AXS Marine, Clarksons SIN, Breakwave Advisors, BRS, S&P Global, Arctic, Reuters, Rio Tinto, Arrow

2 On 1 January 2026, the Baltic Exchange recalibrated its Capesize index by changing the standard reference vessel from a 180,000 DWT ship to a 182,000 DWT “eco” design. This update increased the baseline Baltic Capesize Index (BCI) time charter average by roughly $3,500 per day

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

On the demand side, coal has emerged as a key upside driver in 2026. Market dynamics were significantly shaped by disruptions in global gas supply during the quarter. The temporary loss of approximately 80 mtpa of Qatari LNG capacity has been effectively offset by increased seaborne coal demand, with April coal exports rising by around 7.5% year-on-year (7.6 MMT). Elevated natural gas prices have further incentivised gas-to-coal switching, particularly across Europe and parts of Northeast Asia (Japan, South Korea, and Taiwan). This has supported increased thermal coal imports into the EU, India, and select Asian markets. Even in the event of a reopening of the Strait of Hormuz, structural constraints are expected to persist. Trains S4 and S6 at the Ras Laffan complex are projected to remain offline for the next 3–5 years, removing 12.8 mtpa of LNG supply and implying an incremental coal demand boost of approximately 39.7 MMT, or +3.0%. Metallurgical (coking) coal volumes, meanwhile, have remained relatively stable, underpinned by restocking activity and resilient Australian supply. Looking ahead, emerging El Niño conditions may provide an additional tailwind. Historically, reduced hydroelectric output in China during such periods has driven spikes in coal imports, most notably a 52% increase in 2023 (+130MMT).

Grain and agribulk shipments followed typical seasonal patterns, with strong South American soybean flows offset by softer Middle East–bound volumes, where rerouting and execution risk linked to the Strait of Hormuz limited trade visibility. Looking ahead, evolving El Niño conditions may further reshape trade flows. Potential drought impacts in Australia could weigh on grain export volumes, while improved weather conditions in Latin America are expected to support stronger harvests and higher export availability. This shift in regional supply dynamics would likely increase average voyage distances, providing incremental tonne-mile demand for the Kamsarmax/Panamax dry bulk fleet. In addition, El Niño-related constraints on Panama Canal draught levels tend to disproportionately impact the Kamsarmax segment, meaning that Panama Canal transits may become constrained during peak US agribulk export season in Q4 2026, driving additional re-routing and a corresponding increase in tonne-mile demand.

On the supply side, effective fleet growth remained constrained despite a gradually expanding newbuilding orderbook (Capesize OB/F 14.57%; Panamax OB/F 14.26%). A combination of slower sailing speeds (down 2.9% since the start of Operation Epic Fury), elevated bunker prices, periodic congestion, and temporary vessel displacement linked to geopolitical disruptions continued to limit effective capacity. Simultaneously, the fleet is ageing rapidly. Vessels delivered during the 2000–2008 ordering cycle are now approaching 20 years of age. By 2030, an estimated 39% of the fleet will be 20 years or older, an evolution that is already having a tangible impact on fleet efficiency. Capesize vessels transitioning from 17 to 18 years of age typically experience an average utilisation decline of approximately 13% in that year alone, with utilisation falling by a further 31% over the subsequent five years. Next to constrained yard capacity, also elevated newbuilding prices further constrain supply growth. At current time charter rate levels, returns do not meet an 8% unlevered hurdle, acting as a natural brake on new ordering activity. Absent a sustained increase in freight rates, the conditions required to trigger a meaningful fleet renewal cycle are unlikely to materialise.

Bocimar has 38 (+8NB) Newcastlemaxes on the water (average age 3.2y), 37 Capesize vessels on the water (average age 11.2), and 30 Kamsarmax/Panamax vessels on the water (average age 6.9y).

Bocimar performance highlights (in USD):

	TCE Q1 2026	QTD Q2 2026
Newcastlemax	28,120	44,105 (80% fixed)
Capesize	26,104	37,701 (73% fixed)
Kamsarmax/Panamax	14,578	19,402 (74% fixed)

Euronav – Tanker Markets3

Crude tanker markets experienced exceptional volatility during Q1 2026, primarily driven by escalating geopolitical tensions in the Middle East and the disruption of shipping flows through the Strait of Hormuz. Transit volumes through the Strait declined materially, temporarily removing a meaningful portion of the VLCC (115 vessels) and Suezmax (24 vessels) fleets from effective supply. The resulting scramble for available tonnage led to sharp spikes in spot freight rates across key benchmark routes. However, it is important to note that parts of this rate surge were largely indicative, as actual fixture activity in the Middle East remained almost non-existent during the period, rendering some benchmarks effectively paper based. Against this backdrop, VLCC time charter equivalent (TCE) earnings averaged USD 156,601 per day in Q1 2026, compared to a 10-year historical average of USD 46,504 per day. Suezmax earnings followed a similar trajectory, with Q1 2026 TCE averaging USD 152,067 per day versus a 10-year average of USD 44,565 per day.

Over time, the disruption to crude oil flows has driven a gradual rebalancing of global trade patterns. Increased reliance on Atlantic Basin supply, most notably higher U.S. crude exports to Europe and Asia, has materially extended voyage distances and supported tonne-mile demand. In parallel, strategic stock releases and inventory drawdowns by consuming countries have partially alleviated immediate oil supply

______________________________

3 Source: AXS Marine, Clarksons SIN, IEA, Commodore Research, Ember

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

shortages, while reinforcing long-haul trading activity and vessel demand. By mid-April, with the Strait of Hormuz still effectively closed, a growing number of ballasting vessels repositioned to the U.S. Gulf, creating a growing risk of oversupply in the Atlantic basin and exerting downward pressure on spot rates as tonnage availability starts to gradually outpace cargo demand. On March 2nd, the TD22 USG (TCE) stood at 154,565 USD/day, spiking at 216,221 USD/day at March 4th, and cooling down gradually over the next weeks to 93,961 USD/day by April 30th. Over the same period, the VLCC utilisation (ratio laden versus ballasters) declined materially, and the number of VLCCs West of Suez increased by 28.8%. This pressure is expected to persist the longer the Strait remains closed, reinforced with broader macroeconomic implications and more pronounced effects on tanker demand.

Once reopened, restocking of global inventories, either to pre-conflict levels or even higher as a buffer against ongoing geopolitical risk, is likely to underpin tanker demand and freight rates. However, over the medium term, the market may revert back to its oversupplied conditions, potentially further accelerated by the United Arab Emirates’ decision to exit OPEC/OPEC+ effective 1 May. In addition, current elevated oil prices and energy dependence are also expected to have a lasting impact on global consumption patterns. Chinese NEV (new energy vehicle) exports continue to set new records, with March year-on-year growth of a staggering 135%. In addition, increased investment in renewable energy as part of broader energy security and independence strategies is expected to accelerate. Chinese solar exports hit 68 GW in March, doubling February volume. South-East Asia leading the jump with march PV imports +200% vs Feb as South-East Asia oil shock fuels search for energy alternatives and independence.

On the supply side, fleet orders increased significantly over the last months. The current OB/F stands at 27.36% for VLCCs, and 28.04% for Suezmaxes – with other databases already reporting OB/F’s 32.6% and 30.6%, respectively. Thereby crude tanker supply surpasses crude tanker tonne-mile trade demand in both 2026 (by -6.8%) and 2027 (by -2.7%). At the same time, fleet aging remains a key consideration. Currently, 43% of VLCCs and 41% of Suezmaxes are older than 15 years, indicating that a significant portion of the fleet will surpass 20 years of age within the next five years.

Euronav has 2 FSOs (average age 24y), 4 (+2NB) VLCCs (average age 1.8y) and 18 Suezmaxes (average age 7.2y) on the water.

Euronav performance highlights (in USD):

	TCE Q1 2026	QTD Q2 2026
VLCC	70,204	182,731 (81% fixed)
SUEZMAX	91,849	122,147 (83% fixed)

 Delphis – Container Markets4

The conflict in the Middle East has significantly disrupted regional container flows. The Strait of Hormuz is effectively closed to regular container traffic, having previously accounted for around 10% of global boxship capacity calls. Across all container vessel sizes, 129 vessels are currently trapped inside the Persian Gulf, and vessel transits through the strait have dropped sharply to fewer than one per day in March, compared to 20–25 prior to the conflict. Operators are increasingly relying on alternative logistics solutions, including land-based routing via Red Sea ports. Disruption effects are also spreading beyond the immediate region, with congestion hotspots emerging and operational inefficiencies increasing, port capacity utilisation in the Indian Subcontinent has surged to record levels, while average vessel speeds have declined with 2.1%. Expectations for a return to normal Red Sea transits have been pushed further out (again), as liner companies delay rerouting plans amid continued security concerns, including renewed threats in the Gulf of Aden, where containership transits have fallen to an 18-month low.

Hence, container shipping markets unexpectedly strengthened again in March. Time charter rates rose to new post-pandemic highs (and the highest level since September 2022), reflecting increased chartering activity from liner operators seeking to manage operational uncertainty. Freight markets experienced more pronounced impacts, particularly on routes to and from the Middle East Gulf, where disruption has driven higher costs. Elevated bunker prices have also contributed to broader rate increases, with the SCFI spot index rising by 43.3% since end-February to date.

Despite recent strength, market fundamentals suggest a potential softening later in 2026 again. Global seaborne container trade in billion TEU-miles is currently projected to grow by only 1.1% in 2026, down from 4.9% in 2025, and declining further in 2027 by -6.6%. The OB/F

______________________________

4 Source: Clarksons SIN

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

ratio stands at 37.7%, and fleet supply is expected to expand by 4.7% in 2026 and 7.6% in 2027. Trade growth forecasts have been revised downward in light of Middle East developments, with regional volumes likely to remain under pressure in the near term. Broader macroeconomic effects, including higher energy costs, are also expected to weigh on global trade flows, though the extent and duration of these impacts remain uncertain.

CMB.TECH’s 4 x 6,000 TEU (average age 1.8y) and 1 NB 1,400 TEU container vessels are all employed under 10 to 15-year time charter contracts.

Bochem – Chemical Markets5

Often overlooked, the Strait of Hormuz is also a critical passage for the global chemical tanker market. Arabian Gulf countries account for approximately 27 million tonnes of chemical exports, and while the strait represents only around 10% of total global chemical exports, its importance is far greater for specific trades. More than 20% of global organic chemical exports transit this route, with methanol, ethylene glycol and styrenics most affected. Asian markets were particularly exposed given their reliance on Middle Eastern supply.

In the immediate aftermath of the disruption, freight rates were supported by vessel dislocation, longer sailing distances and sharply higher war-risk and insurance costs, despite weakening cargo volumes. As the quarter progressed, reduced Gulf exports translated into outright volume losses, force majeure declarations and lower operating rates at Asian petrochemical plants dependent on Middle Eastern feedstocks. Given the limited availability of alternative supply sources outside the Arabian Gulf, a prolonged closure of the Strait of Hormuz would be expected to result in a sharp decline in global organic chemical trade.

Regional imbalances persisted, with transatlantic and intra-Asian trades remaining comparatively more resilient than Middle East-linked routes. By the end of Q1, freight rate resilience increasingly contrasted with deteriorating underlying trade fundamentals, particularly for coated tonnage with higher exposure to organic chemicals.

Looking ahead, chemical tanker demand measured in billion tonne-miles is forecast to contract by 2.1% in 2026, before recovering by 3.9% in 2027. Fleet supply growth is expected to exceed demand, with the global chemical tanker fleet projected to expand by 8.9% in 2026 and 6.4% in 2027.

Bochem’s 25,000 DWT chemical tankers fleet comprises out of 8 delivered vessels, and 8 NB vessels (average age <1y). They are employed under a 10-year time charter (6 vessels), under a 7-year time charter (6 vessels), and in a spot pool (2 vessels).

Bochem performance highlights (in USD):

	TCE Q1 2026	QTD Q2 2026
25k DWT stainless Steel (Pool)	21,458	21,063 (33% fixed)

Windcat – Offshore Energy Markets6

The CSOV market remained robust in early 2026, with CSOVs benefiting from strong activity over the winter off-season. In Q1, virtually all top-tier CSOVs in Europe found work, a second consecutive winter of near-full utilisation, reflecting healthy demand from both offshore wind and oil & gas projects. Charter rates held firm through the winter stepped up sharply for summer-season contracts, with average spring/summer fixing levels around TCE 58,000–67,000 USD/day and some short-term or oil & gas jobs exceeding TCE of 70,000 USD/day.

For the remainder of 2026, the outlook is positive. Peak summer installation activity is expected to keep CSOVs well employed at solid day rates. However, vessel supply will expand as more than 20 new CSOV deliveries arrive this year, which could introduce excess capacity towards the end of the year (the traditionally quieter winter period) and ease the ultra-tight market conditions seen recently. Nonetheless, rising interest from the oil & gas sector, for example, recent CSOV charters for Brazilian offshore campaigns, provides an additional demand driver, and steady operations & maintenance needs from the growing installed base of wind farms should help support utilisation even if wind project starts slow temporarily. Meanwhile, broader geopolitical factors underline the strategic importance of energy independence: heightened energy security concerns amid current Middle East tensions (including potential disruptions in critical shipping routes) are prompting governments to accelerate both renewable offshore wind projects and oil & gas hydrocarbon investment. These trends, together with disciplined newbuild ordering (no new CSOVs were ordered in Q1 2026), underpin a constructive longer-term demand picture for CSOVs.

______________________________

5 Source: Clarksons SIN, American Chemical Society, Drewry

6 Source: Clarksons Offshore

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

The CTV market also saw a solid start to 2026. After a slow January, chartering activity picked up through Q1, by May, the vast majority of European CTVs has been booked for the 2026 maintenance season, with only a handful of vessels left on the spot market. Larger 12- and 24-pax vessels with superior seakeeping and deck capacity were again the preferred choice for most clients. Day rates have remained broadly in line with last year’s levels, with a slight upward trend observed as the season approaches.

Looking ahead, CTV utilisation is expected to stay high through the summer months amid steady offshore service demand. Supply-side dynamics remain favourable: new vessel introductions in 2026 are modest and focused on modern, higher-capacity designs, while ongoing industry consolidation has reduced the risk of overcapacity.

Windcat has 3 (+4NB) CSOVs, and 59(+4NB) CTVs (average age 10.4y).

Windcat performance highlights (in USD):

	TCE Q1 2026	QTD Q2 2026
CSOV	64,837	62,301 (100% fixed)
CTV	2,609	3,414 (91% fixed)

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Video conference call with slide presentation
Event Date:	19 May 2026
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2026 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/9600de65-6747-468b-bb10-eb435b6a1780@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.

Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 266 848 625#

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Annual General Meeting – 21 May 2026

About CMB.TECH

CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.

More information can be found at https://cmb.tech

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of financial position (unaudited)

(in thousands of USD)

	March 31, 2026	December 31, 2025
ASSETS

Non-current assets
Vessels	6,441,456	6,323,773
Assets under construction	759,807	738,298
Right-of-use assets	5,563	4,847
Other tangible assets	35,266	23,981
Prepayments	—	1,075
Intangible assets	13,956	12,710
Goodwill	190,689	177,022
Receivables	97,794	97,116
Investments	132,308	111,346
Deferred tax assets	2,705	2,850

Total non-current assets	7,679,544	7,493,018

Current assets
Inventory	82,820	77,175
Trade and other receivables	350,513	320,843
Current tax assets	3,417	4,912
Short-term investments	8,271	—
Cash and cash equivalents	194,600	146,529
	639,621	549,459

Non-current assets held for sale	137,513	363,097

Total current assets	777,134	912,556

TOTAL ASSETS	8,456,678	8,405,574

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

EQUITY and LIABILITIES

Equity
Share capital	343,440	343,440
Share premium	1,817,557	1,817,557
Translation reserve	4,662	9,502
Hedging reserve	499	90
Treasury shares	(284,508)	(284,508)
Retained earnings	1,059,646	737,239

Equity attributable to owners of the Company	2,941,296	2,623,320

Non-current liabilities
Bank loans	2,783,764	2,839,590
Other borrowings	1,902,228	1,876,815
Lease liabilities	4,565	3,368
Other payables	1,983	—
Employee benefits	1,177	1,180
Provisions	450	—
Deferred tax liabilities	27	485

Total non-current liabilities	4,694,194	4,721,438

Current liabilities
Trade and other payables	258,000	222,492
Current tax liabilities	9,351	8,288
Bank loans	180,717	351,170
Other notes	200,327	203,287
Other borrowings	171,124	273,898
Lease liabilities	1,667	1,681
Provisions	2	—

Total current liabilities	821,188	1,060,816

TOTAL EQUITY and LIABILITIES	8,456,678	8,405,574

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of profit or loss (unaudited)

(in thousands of USD except per share amounts)

	2026	2025
	Jan. 1 - Mar. 31, 2026	Jan. 1 - Mar. 31, 2025
Shipping income
Revenue	519,630	235,044
Gains on disposal of vessels/other tangible assets	267,354	46,451
Other operating income	20,331	7,134
Total shipping income	807,315	288,629

Operating expenses
Raw materials and consumables	(1,409)	(2,809)
Voyage expenses and commissions	(104,819)	(42,404)
Vessel operating expenses	(127,487)	(61,829)
Charter hire expenses	(218)	(313)
Depreciation tangible assets	(105,860)	(54,854)
Amortisation intangible assets	(711)	(817)
Impairment reversals	589	—
General and administrative expenses	(27,787)	(22,847)
Total operating expenses	(367,702)	(185,873)

RESULT FROM OPERATING ACTIVITIES	439,613	102,756

Finance income	12,174	6,237
Finance expenses	(93,871)	(70,452)
Net finance expenses	(81,697)	(64,215)

Share of profit (loss) of equity accounted investees (net of income tax)	12,096	(51)

PROFIT (LOSS) BEFORE INCOME TAX	370,012	38,490

Income tax benefit (expense)	(1,178)	1,883

PROFIT (LOSS) FOR THE PERIOD	368,834	40,373

Attributable to:
Owners of the company	368,834	43,998
Non-controlling interest	—	(3,625)

Basic earnings per share	1.27	0.23
Diluted earnings per share	1.27	0.23

Weighted average number of shares (basic)	290,169,769	194,216,835
Weighted average number of shares (diluted)	290,169,769	194,216,835

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of comprehensive income (unaudited)

(in thousands of USD)

	2026	2025
	Jan. 1 - Mar. 31, 2026	Jan. 1 - Mar. 31, 2025

Profit/(loss) for the period	368,834	40,373

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(4,840)	4,182
Cash flow hedges - effective portion of changes in fair value	409	(1,184)

Other comprehensive income (expense), net of tax	(4,431)	2,998

Total comprehensive income (expense) for the period	364,403	43,371

Attributable to:
Owners of the company	364,403	46,996
Non-controlling interest	—	(3,625)

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of changes in equity (unaudited)

(In thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	43,998	43,998	(3,625)	40,373
Total other comprehensive income (expense)	—	—	4,182	(1,184)	—	—	2,998	—	2,998
Total comprehensive income (expense)	—	—	4,182	(1,184)	—	43,998	46,996	(3,625)	43,371

Transactions with owners of the company
Business Combination	—	—	—	—	—	41,041	41,041	1,346,199	1,387,240
Total transactions with owners	—	—	—	—	—	41,041	41,041	1,346,199	1,387,240

Balance at March 31, 2025	239,148	460,486	2,137	961	(284,508)	862,137	1,280,361	1,342,574	2,622,935

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Balance at January 1, 2026	343,440	1,817,557	9,502	90	(284,508)	737,239	2,623,320	—	2,623,320

Profit (loss) for the period	—	—	—	—	—	368,834	368,834	—	368,834
Total other comprehensive income (expense)	—	—	(4,840)	409	—	—	(4,431)	—	(4,431)
Total comprehensive income (expense)	—	—	(4,840)	409	—	368,834	364,403	—	364,403

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(46,427)	(46,427)	—	(46,427)
Total transactions with owners	—	—	—	—	—	(46,427)	(46,427)	—	(46,427)

Balance at March 31, 2026	343,440	1,817,557	4,662	499	(284,508)	1,059,646	2,941,296	—	2,941,296

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

PRESS RELEASE Tuesday 19 May 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of cash flows (unaudited)

(in thousands of USD)

	2026	2025
	Jan. 1 - Mar. 31, 2026	Jan. 1 - Mar. 31, 2025

Net cash from (used in) operating activities	167,351	33,444

Net cash from (used in) investing activities	204,408	(1,243,591)

Net cash from (used in) financing activities	(324,547)	1,341,620

Net increase (decrease) in cash and cash equivalents	47,212	131,473

Net cash and cash equivalents at the beginning of the period	146,529	38,869
Effect of changes in exchange rates	859	(7,457)

Net cash and cash equivalents at the end of the period	194,600	162,886

CMB.TECH Contact
Head of Marketing & Communications	Tel: +32 499393470	Head of Investor Relations	Tel: +32 498617111
Katrien Hennin	katrien.hennin@cmb.tech	Joris Daman	joris.daman@cmb.tech

Page 17 of 17